O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  EGONZALEZ@OLSHANLAW.COM
DIRECT DIAL:  212.451.2206

March 14, 2014

VIA EDGAR AND ELECTRONIC MAIL

Daniel F. Duchovny
Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sensient Technologies Corporation
Soliciting Materials filed pursuant to Rule 14a-12 filed
February 19, 2014 and March 10, 2014
Filed By FrontFour Capital Group LLC, et. al.
File No. 001-07626

Preliminary Proxy Statement
Filed March 5, 2014
File No. 001-07626

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated March 13, 2014 (the “Staff Letter”) with regard to the above-referenced matters filed on February 19, 2014 (the “February FrontFour Letter”), March 5, 2014 (the “Proxy Statement”) and March 10, 2014 (the “March FrontFour Letter” and, together with the February FrontFour Letter and the Proxy Statement, the “FrontFour Materials”).  We have reviewed the Staff Letter with our client, FrontFour Capital Group LLC (together with its affiliates, “FrontFour”), and provide the following responses on FrontFour’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the FrontFour Materials.

February FrontFour Letter

1.
We reissue prior comment 1 as it relates to our fifth bullet point.  The disclosure you referenced in your response does not support your statement that your nominees “have track records of creating shareholder value.”  In this respect, please be sure to provide support for the implication that your nominees individually created shareholder value at their previous appointments.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 14, 2014

FrontFour acknowledges the Staff’s comment and will avoid in future filings making statements that give the implication that its nominees individually created shareholder value at their previous appointments.

2.
We reissue prior comment 1 as it relates to our sixth bullet point.  The disclosure you referenced in your response does not support your statement that “20+ acquisitions ...have in [your] view never been properly integrated.”  We also note that your response indicates that SG&A spending was $221 million in 2009, but the supporting material shows a level of SG&A below $200 million for that year.  Please advise.  Finally, please tell us the source of the information used in your supporting materials relating to capital and SG&A expenditures.

FrontFour acknowledges the Staff’s comment and will avoid making statements that the 20+ acquisitions have in FrontFour’s view never been properly integrated.

With respect to the Company’s SG&A spending, FrontFour notes that in the Company’s Annual Report for the fiscal year ending December 31, 2009, filed with the Commission on March 1, 2010, the Company discloses that SG&A spending, including R&D spending, was approximately $222 million for fiscal 2009.  The discrepancy in the chart previously provided to the Staff was due to the need to exclude R&D spending from SG&A spending in order to make a proper comparison with its peers, each of whom report SG&A independently from R&D spending, while the Company combines SG&A and R&D spending.  The source of FrontFour’s supporting materials is from Bloomberg and the Company’s public filings.  FrontFour has revised the Proxy Statement to disclose SG&A excluding R&D spending.  See page 5 of the Proxy Statement.

3.
We reissue prior comment 1 as it relates to our seventh bullet point.  Your response provides support for increases in SG&A expenditures on a CAGR basis, while your disclosure does not make that clarification.  In this respect, we note that two of the company’s peers that you cite in your supplemental materials had significant increases in SG&A expenditures when comparing 2008 and 2012.  Please advise or revise.

FrontFour acknowledges the Staff’s comment and will avoid in future filings making similar statements.

4.
We reissue prior comment 1 as it relates to our eighth bullet point.  Please provide us additional support for your response.  For example, tell us what discussions you have had with industry peers and investment bankers that support your disclosure.  Also, tell us the basis for your belief that the Color business would command a premium valuation.

FrontFour acknowledges the Staff’s comment and will avoid in future filings making statements that it believes all or parts of Sensient’s portfolio would be attractive to potential suitors.  The basis for FrontFour’s original belief was based on private discussions with industry peers and investment bankers with an understanding to keep such discussions confidential.

March 14, 2014

Proxy Statement

5.	To the extent any of the comments above address disclosure that you also included in the preliminary proxy statement, please make revisions in the proxy statement as well.

FrontFour acknowledges the Staff’s comment and believes that its Proxy Statement either does not contain the statements cited above or has been revised accordingly.  Please see pages 5   and 7 of the Proxy Statement.

Reasons for the Solicitation, page 5

6.
Please provide support for your disclosure that the company “has long promised that the combination of increasing capital expenditures to modernize and expand their facilities and increasing SG&A to expand their sales force, extend their distribution system, and augment their technical specialties, would result in higher margins for the F&F division” (emphasis added).

FrontFour acknowledges the Staff’s comment and provides the following statements made by repeatedly by management that it expected increased capital expenditures and increased SG&A to result in higher margins for the F&F division.  In addition, FrontFour has revised the Proxy Statement to use the word “projected” instead of “promised.”  See page 5 of the Proxy Statement.

Q1 2007 Conference Call:

Richard F. Hobbs:  “Good question. Certainly as we look at our European operations and we have talked about this previously. We've invested significantly in the brick and mortar, if you will, the equipment. We've spent a lot of money to get our European operations up to speed with the competition. As well Mr. Manning has had a program to upgrade the personnel including the sales people and the technical people. And thirdly, with our technology and our product capabilities, all that is coming together in the European Flavor business and as a result we are experiencing increases in our bottom line margins. And I would say that we're certainly well passed the middle of the ball game here. And, as far as the – if you are saying the ninth inning is going to be when we get to the same margins as the US I think it's fair to say that to get to that level we are only two or three years away. And to get to margins in the double-digits to over 10% we should be seeing that as we get towards the end of the year or into 2008.”

Q1 2011 Conference Call:

Richard F. Hobbs:  “Yeah, you'll see less of an impact. We did have some cost related to hiring and in some cases some severance as we continue to strengthen overall, various costs of beefing up generally the technical and sales areas.

March 14, 2014

Analyst: “And then so as we head into 2012, the earnings leverage for Flavors & Fragrances should be pretty pointy in assuming that the sales volume continues to improve?”

Richard F. Hobbs:  “Yeah, with the benefits we get from that infrastructure, we expect to see margins, really throughout this year, we think that the Flavor group is positioned well certainly to surpass the 15.1% that we had in 2010. And we would expect to be pushing more towards in the area of 16%, certainly in the higher 15%s.”

Q1 2013 Conference Call:

Paul Manning: “Yeah. And I would say briefly, Ed, certainly there is substantial upside in the gross margin and operating margins in Flavors to the tune of several hundred basis points. We see a lot of opportunity to up-sell this portfolio. We have some very novel and very good technology that we've developed very recently, plus opportunities to really realize some important synergies with some previously developed technologies. So, this up-selling of the Flavors Group is certainly underway, and as we progress in the year, you're going to see some very nice improvements in the gross margin and the operating margin percentages.”

As illustrated in the Proxy Statement, despite these statements, operating income margins have declined within the F&F segment, from 16.1% in 2009 to 13.9% in 2013, and in 14 out of the past 16 quarters on a year over year basis.

7.	Please provide support for your disclosure that the company’s free cash flow margin of 3.4% is “the lowest in its peer group.”

The Company’s free cash flow margin (free cash flow divided by revenues) is the lowest in its peer group, as shown in the chart below.  The peer average in 2013 was 12.1%, while the Company’s free cash flow margin was 3.4%.

March 14, 2014

8.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis.  We note the following examples that must be supported:

•
that the company’s “operating structure has significant inefficiencies and has perpetuated duplicative plant level and business functions” and this was the cause of a “lack of focus on the Company’s cost structure.”

FrontFour’s support for the foregoing statement is that while the Company has significantly more production facilities than its peers, it generates significantly less revenue per facility than its peers.  Specifically, the Company has a total of 48 facilities versus 34 facilities on average by its peer group and sales per facility for the Company is approximately $31 million versus approximately $103.5 million for its peer group, as shown in the chart below.  The Company also generates lower revenues per employee than any of its peers, as shown in the chart below.  The Proxy Statement has been revised to reflect the foregoing.  See page 7 of the Proxy Statement.

•	that Mr. Hyman has had “extensive experience in Europe and executive positions with global management responsibilities.” (page 10)

FrontFour provides the following support for the statement above.  Mr. Hyman is currently the CEO of TestAmerica Laboratories with operations in the United States and Thailand, and currently serves clients in North America, South America, S.East Asia and the Middle East.  Previously, from 2000 to 2002, Mr. Hyman was an Executive Vice President of Starwood Hotels & Resorts Worldwide, responsible for implementing Six Sigma globally throughout United States, South America, Europe, Asia Pacific, and Middle East. From 1997 to 1999, Mr. Hyman was President of a General Electric subsidiary based in Belgium (where he resided) with five countries reporting to him, France, U.K., Belgium, Netherlands, and Germany.  From 1996 to 1997, Mr. Hyman was Vice President and General Manager for GECapital, with business development responsibility for operating companies in the United States, Europe and India.  From 1983 to 1984, Mr. Hyman was an operations manager with JPMorgan residing in London, England.

March 14, 2014

9.	Please provide us supplemental support for your references to ISS and Glass Lewis reports (pages 8 and 9).

FrontFour acknowledges the Staff’s comment and is providing to the Staff on a supplemental basis, the reports of ISS and Glass Lewis to support their reference on page 9 of the Proxy Statement.

10.	On a related note, please revise your disclosure to clearly state the compensation year referenced in ISS’s quoted report.

FrontFour acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 9 of the Proxy Statement.

11.	Please revise the italicized quote by Mr. Manning in the middle of page 10 to provide the complete quote. We note you provided additional language in your March 10, 2014 soliciting materials.

FrontFour acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 10 of the Proxy Statement.

March 14, 2014

12.
Refer to the paragraph relating to Mr. Henderson on page 10.  Please clarify whether Mr. Henderson’s service as CEO at School Specialty, WebBank and ECC International was on an acting or interim basis, or lasted a short period of time (i.e., less than one year).

FrontFour acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 10 of the Proxy Statement.

13.	Also, please tell us, with a view toward revised disclosure, the names of the 9 public companies on whose boards Mr. Henderson served.

FrontFour acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 10 of the Proxy Statement.

Proposal One.  Election of Directors, page 12

14.
We note your disclosure in the first paragraph on page 15 that you may introduce substitute or additional nominees.  Advise us, with a view towards revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw.  In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

FrontFour acknowledges the Staff’s comment and notes that on page 18 of the Proxy Statement, FrontFour has disclosed that it would identify and properly nominate any substitute nominee in accordance with the Company’s Bylaws and would not do so if prohibited under the Company’s Bylaws.  FrontFour confirms that should FrontFour lawfully identify or nominate substitute nominees before the meeting, FrontFour will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Solicitation of Proxies, page 21

15.
We note that proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.  Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A.  Refer to Rule 14a-6(b) and (c).  Please confirm your understanding in your response letter.

FrontFour acknowledges the Staff’s comment and confirms its understanding of Rule 14a-6(b) and (c).

March 14, 2014

Incorporation by Reference, page 23

16.
You are required to provide information that will be contained in the company’s proxy statement for the annual meeting unless it is your intent to rely on Exchange Act Rule 14a-5(c).  Please be advised that we believe reliance on Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate.  Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company’s proxy statement, you must undertake to provide the omitted information to security holders.  Please advise as to your intent in this regard.

FrontFour acknowledges the Staff’s comment regarding the use of Rule 14a-5(c) and confirms its intent to rely on Rule 14a-5(c).  It is FrontFour’s understanding that to the extent the Proxy Statement refers to information contained in the Company’s proxy statement, FrontFour can furnish its proxy statement to shareholders no earlier than the time the Company has furnished a definitive proxy statement to each person solicited in connection with the Annual Meeting.  However, FrontFour intends to furnish its proxy statement to shareholders no earlier than the time the Company furnishes its definitive proxy statement to each person solicited in connection with the Annual Meeting.

Schedule I

17.	Please revise the footnotes on page I-11 to explain the meaning of “American-style” call and put options.

FrontFour acknowledges the Staff’s comment and has revised the Proxy Statement to delete the term “American-style” before call and put options.  Please see Schedule I-11 of the Proxy Statement.

March FrontFour Letter

18.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis.  We note the following examples that must be supported:

•	that the company’s “gross margins are approximately 1,000 basis points below its direct competitors.”

FrontFour acknowledges the Staff’s comment and provides the following chart demonstrating that the Company’s gross margins are approximately 1,000 basis points below its director competitors.

March 14, 2014

•
that “at least a $75 million annual cost savings opportunity exists through not only plant consolidation, but also streamlining of the Company’s organizational structure, procurement savings, price and product optimization, and the elimination of what we believe are excessive pension plans for the Company’s executive officers and Board members.”

FrontFour’s belief is based on comparing the 2013 gross margins of its direct competitors.  As shown in the chart below (in millions), based on Sensient’s 2013 revenues, and targeting a gross margin in line with the average of its peer group, Sensient could achieve cost savings of $153.5 million.  FrontFour believes this is likely too aggressive and determined that a target of at least half of $153.5 million could be achieved by undertaking certain additional action enumerated above.

March 14, 2014

•	that “the proposed share repurchase program could be increased significantly without threatening the Company’s investment grade credit rating.”

FrontFour’s basis for this statement is based on its conversations with various rating agencies on how leveraged a company can be before threatening a company’s investment grade credit rating.

*            *           *           *           *

In addition, at the request of the Staff, FrontFour is filing as Appendix A to this response letter, all of the charts original provided to the Staff on a supplemental basis and referred to as Appendix A to FrontFour’s response letter dated March 7, 2014.

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Elizabeth Gonzalez-Sussman

Elizabeth Gonzalez-Sussman

cc:	Stephen Loukas, FrontFour Capital Group LLC
David Lorber, FrontFour Capital Group LLC
Steve Wolosky, Olshan Frome Wolosky LLP

March 14, 2014

ACKNOWLEDGMENT

In connection with responding to the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) dated March 13, 2014, relating to the Soliciting Materials filed pursuant to Rule 14a-12 on February 19, 2014 and March 10, 2014 and Proxy Statement filed on March 5, 2014 by the undersigned (collectively, the “FrontFour Materials”), each of the undersigned acknowledges the following:

•	Each of the undersigned is responsible for the adequacy and accuracy of the disclosure pertaining to him/it in the FrontFour Materials.

•	The Staff’s comments or changes to disclosure in response to Staff comments in the FrontFour Materials do not foreclose the SEC from taking any action with respect to the FrontFour Materials.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

March 14, 2014

FrontFour Master Fund, Ltd.

By:	FrontFour Capital Group LLC as Investment Manager

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Managing Member

FrontFour Capital Group LLC

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Managing Member

FrontFour Opportunity Fund Ltd.

By:	FrontFour Capital Corp. as Investment Manager

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	President

FrontFour Capital Corp.

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	President

Event Driven Portfolio, a Series of Underlying Funds Trust

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Authorized Signatory

/s/ Stephen E. Loukas
Stephen E. Loukas

/s/ David A. Lorber
David A. Lorber, individually and as attorney-in-fact for James R. Henderson, James E. Hyman and William E. Redmond, Jr.

/s/ Zachary George
Zachary George

SLIDE 1
APPENDIX A

EBITDA Margins

1

SLIDE 2

F&F EBIT Margins

2

SLIDE 3

Gross Margins

3

SLIDE 4

4

SLIDE 5

5